3

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

|X|      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

                      For the year ended December 31, 2003


                                       OR

|_|      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                         Commission File Number: 0-25544

                                 ---------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Miravant Medical Technologies

                336 Bollay Drive, Santa Barbara, California 93117

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Miravant Medical Technologies as Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

       Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan

                                    By:  /s/  John M. Philpott
                                    --------------------------
                                              John M. Philpott
                                              Chief Financial Officer

Dated:   June 28, 2004

       Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan

Financial Statements:

   Report of Independent Registered Public Accounting Firm.........................................................3
   Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002................................4
   Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002.......5
   Notes to Financial Statements...................................................................................6

Supplemental Schedules:

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)..................................................10
   Schedule H, Line 4j - Schedule of Reportable Transactions.......................................................11



             Report of Independent Registered Public Accounting Firm


Plan Administrator
Miravant Medical Technologies
401(k)-Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                     /s/ ERNST & YOUNG LLP


Woodland Hills, California
June 25, 2004

                          Miravant Medical Technologies
                      401(k)-Employee Stock Ownership Plan
                 Statements of Net Assets Available for Benefits



                                                                                        December 31,
                                                                                 2003                  2002
                                                                           ------------------    ------------------
Assets:

   Employer contribution receivable..........................................      $  15,070             $  27,140
   Participant contribution receivable.......................................             --                 1,550

   Investments, at fair value:
      Short-term investments.................................................          2,330                   990
      Miravant Medical Technologies common stock.............................        150,560                66,790
                                                                           ------------------    ------------------
Total assets.................................................................        167,960                96,470

Liabilities:

   Benefits payable...........................................................           --                   860
                                                                           ------------------    ------------------
Net assets available for benefits............................................    $  167,960               $ 95,610
                                                                           ==================    ==================


















See accompanying notes.

                          Miravant Medical Technologies
                      401(k)-Employee Stock Ownership Plan
           Statements of Changes in Net Assets Available for Benefits


                                                                      Year ended December 31,
                                                                   2003                 2002
                                                             ------------------    ----------------
Additions (deductions) to net assets attributed to:

  Participant contributions.........................................$  14,770          $   24,820

  Employer matching contributions......................................15,070              22,840
  Investment income (loss):
    Interest income........................................................10                  20
    Net realized and unrealized appreciation
     (depreciation) in fair value of common
     stock        investments...........................................44,260           (421,250)

   Benefit payments to participants.....................................(1,760)            (9,210)
                                                             ------------------    ----------------

Net increase (decrease).................................................72,350           (382,780)

Net assets available for benefits:

   Beginning of the year................................................95,610            478,390
                                                             ------------------    ----------------
   End of the year...................................................$ 167,960          $  95,610
                                                             ==================    ================







See accompanying notes.

       Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan

                          Notes to Financial Statements

                                December 31, 2003

1.   Plan Description

     The Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan (the "Plan") was established to assist eligible employees of Miravant Medical Technologies (the "Company") to acquire and accumulate shares of common stock of the Company through payroll deductions. The following plan description provides only summary information; reference should be made to the Plan document for more complete information.

     Substantially all employees of the Company having at least three months of employment with the Company (as defined in the Plan document) are eligible to participate in the Plan. The Plan provides that participants may elect to contribute from 1% to 6% of their compensation up to the maximum limits permitted by the Internal Revenue Code (the "Code"). The Code also places limits on the total amount which can be added to any employee's accounts for a given year which apply in aggregate to all retirement plans sponsored by the Company.

     Under the provisions of the Plan, participant contributions are invested by the trustee in the Company's common stock no later than the close of the third business day following the receipt of the participants' contributions from the Company. Upon receipt of the participant contributions, but prior to the investment in the Company's common stock, the funds are temporarily invested by the trustee in short-term investments or U.S. Treasury obligations.

     Participants in the Plan become eligible for a discretionary Company matching contribution immediately upon enrolling in the Plan. All matching contributions are invested in the Company's common stock and the matching contribution percentage for each plan year is determined by the Company's Board of Directors prior to the start of the Plan year. The Company's matching contributions are calculated on a quarterly basis, and periodically made to the Plan and may be in the form of cash, shares of the Company's common stock, any other assets or any combination thereof. The employer's matching contribution in the form of common stock is determined by using the closing market price on the last business day of each quarter. Matching cash contributions are invested by the trustee in the Company's common stock within three business days of receipt of the cash contribution. For the years ended December 31, 2003 and 2002, the Board of Directors directed the Company to match 100% of the amounts contributed by the participants. The amounts contributed by the Company during 2003 and 2002 were made in the form of the Company's Common Stock.

     Participants become fully vested in the portion of the Company's matching contributions allocated to their accounts if they are employed by the Company after a designated time period according to the following vesting schedule:

                           Years of Service           Vested Percentage
                           ----------------           -----------------
                           Less than 2 years                  0%
                           Two years                         10%
                           Three years                       30%
                           Four years                        60%
                           Five or more years               100%

     Additionally, participants become fully vested in the portion of the Company's matching contributions allocated to their accounts if they are employed by the Company immediately prior to retirement (on or after the age of 59 1/2), permanent disability or death.

     If a participant leaves the Company prior to retirement, the portion of his or her matching account which is not vested will be forfeited. Forfeitures are divided among the accounts of the remaining participants in accordance with specific conditions defined in the Plan. The Plan also contains a rehire and reinstatement provision, for which the terms and conditions are defined in the Plan. There were no forfeitures for the year ended December 31, 2003 and the forfeitures reallocated for the year ended December 31, 2002 was $621.

     Common stock, plus cash for any partial share credited to a participant's account, will be generally distributed to the participant (or the participant's designated beneficiary or estate) in full, within certain limitations and restrictions as provided in the Plan document, no later than 60 days after the end of the Plan year during which a participant becomes eligible for a distribution due to permanent disability, death, retirement or termination of employment. Prior to termination of employment, shares can be distributed to a participant upon attaining age 59 1/2 while still an employee or for emergencies at the discretion of the Plan Administrator, as provided in the Plan document.

     The Plan's assets, which consist principally of the Company's common stock, are held in safekeeping for custodial purposes by an independent trustee. Contributions are managed by the trustee, which invests cash received and interest, and makes distributions to participants. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

     The Company currently expects to continue the Plan indefinitely and to continue to make contributions under the Plan. However, there is no contractual commitment requiring the Company to continue to make these contributions to the Plan. The Company's Board of Directors has the right to alter or terminate the Plan at any time and for any reason, subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The accompanying financial statements are prepared on the accrual basis of accounting.

     Estimates and Assumptions

     The preparations in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates and such differences may be material to the financial statements.

     Participant Contributions

     Contributions are recorded when the Company makes payroll deductions from the Plan participants.

     Participant Withdrawals

     Participant withdrawals and payments made to terminated participants are recorded on the date distributions are made.

     Stock Purchases

     Stock purchases are made by the Plan's trustee by the close of the third business day following receipt of the participant or cash matching contributions from the Company.

     Investment Valuation

     The Plan's investments are stated at fair value. The closing market share price, which was $1.28 and $0.91 as of December 31, 2003 and 2002, respectively, were used to value shares of the Company's Common Stock. The market share price of the Company's Common Stock was $1.89 as of June 21, 2004. See Note 7 for further details on the Company's financial condition.

3.   Income Tax Status

     The Plan received a determination letter from the Internal Revenue Service dated June 3, 2002, stating that the Plan is qualified, in form, under
     Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan qualifies and the related trust is tax exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan's tax qualified status.

4.   Administrative Expenses

     Certain administrative functions are performed by officers or employees of the Company. No officer or employee receives compensation from the Plan. Substantially all expenses associated with the establishment, operation and administration of the Plan are paid by the Company.

5.   Party-In-Interest Transactions

     The Company and the trustee are parties-in-interest with respect to the Plan under the provisions of ERISA. The records of the Plan indicate no party-in-interest transactions which are prohibited by ERISA Section 406 and for which no statutory or administrative exemption exists.

6.   Differences Between Financial Statements and Form 5500

     The Form 5500 does not reflect amounts contributed to the Plan by participants or by the employer for the final pay period of each year as a result of timing of payroll. As such, the financial statements differ from total participant contributions as of and for the year ended December 31, 2003 by $2,746. The financial statements differ from participant contributions receivable per the Form 5500 as of December 31, 2002 by $1,200, and total participant contributions for the year then ended by $770. In addition, the financial statements differ from employer contributions receivable per the Form 5500 as of December 31, 2002, by $1,550, and total employer contributions for the year then ended by $4,050. There were no differences for the year ended December 31, 2003.

7.   Financial Condition of Plan Sponsor

     The Plan Sponsor has suffered losses from operations and had an accumulated deficit of $197.0 million as of December 31, 2003 and expects to continue to incur substantial, and possibly increasing, operating losses for the next few years due to continued spending on research and development programs, the cost associated with the regulatory review process for the New Drug Application, or an NDA, that was submitted, pre-commercialization expenses for SnET2, the funding of preclinical studies, clinical trials and regulatory activities and the costs of manufacturing and administrative activities. The Company also expects these operating losses to fluctuate due to its ability to fund the research and development programs as well as the operating expenses of the Company. The Company is continuing its scaled-back efforts in research and development and the preclinical studies and clinical trials of our products. These efforts, along with the cost of following up on our submitted NDA, obtaining requisite regulatory approval, and commencing pre-commercialization activities prior to receiving regulatory approval, will require substantial expenditures. Once requisite regulatory approval has been obtained, if at all, substantial additional financing will be required for the manufacture, marketing and distribution of our product in order to achieve a level of revenues adequate to support the Company's cost structure. In April 2004, the Company entered into a $10.3 million Securities Purchase Agreement, or the 2004 Equity Agreement, with a group of institutional investors. In February 2004, the Company entered into a $2.0 million Unsecured Convertible Debenture Purchase Agreement, or the February 2004 Debt Agreement, with certain accredited investors, or the February 2004 Lenders, which provided proceeds of $2.0 million. In August 2003, the Company entered into a Convertible Debt and Warrant Purchase Agreement, or the 2003 Debt Agreement, with a group of private accredited investors, or the 2003 Lenders, pursuant to which the Company issued securities to the Lenders in exchange for gross proceeds of $6.0 million. In addition, in December 2002, the Company entered into a
     $12.0 million Convertible Debt and Warrant Agreement, or 2002 Debt Agreement, with a group of private accredited investors, or the 2002 Lenders. As of May 10, 2004, the Company had borrowed $6.3 million under the 2002 Debt Agreement and there will be no further borrowings under the 2002 Debt Agreement. The Company believes it can raise additional funding to support operations through corporate collaborations or partnerships, licensing of SnET2 or new products and additional equity or debt financings prior to December 31, 2004. If additional funding is not available when required, the Company's executive management believes that as long as the Company's debt is not accelerated, then the Company has the ability to conserve cash required for operations through December 31, 2004 and into the first quarter of 2005. If the additional funding is not available or only a portion thereof is available, the Company believes that it will have cash required for operations beyond December 31, 2004 by the delay or reduction in scope of one or more of our research and development programs and adjusting, deferring or reducing salaries of employees and by reducing operating facilities and overhead expenditures. There can be no assurance that the Company will be successful in obtaining additional financing or that financing will be available on favorable terms.

     The Plan Sponsor's ability to continue as a going concern directly effects its ability to make matching contributions to the Plan and directly affects the value of the Company's Common Stock held by participants of the Plan. The market share price of the Company's Common Stock was $1.89 as of June 21, 2004.

       Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)*
                                December 31, 2003


            Identity of Issue              Description of Asset                      Cost         Current Value
------------------------------------------ ------------------------------------ ---------------- -----------------
  Miravant Medical Technologies** Common
                 Stock                            117,626 shares                  $  572,760         $ 150,560

     Arrowhead Trust Incorporated**              Short-term investments           $    2,330         $   2,330


* Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year.

**       Party-In-Interest


       Miravant Medical Technologies 401(k)-Employee Stock Ownership Plan
           Schedule H, Line 4j - Schedule of Reportable Transactions*
                          Year Ended December 31, 2003


                                                                                              Current Value of
   Identity of Party                                    Purchase     Selling     Cost of          Asset on      Net Gain/(Loss)
       Involved             Description of Asset          Price        Price       Asset      Transaction Date
------------------------ ---------------------------- -------------- ----------- ----------- ------------------ --------------
   Miravant Medical
    Technologies**       Common Stock

                                                            $42,695   $    --   $ 42,695      $  42,695            $    --

                                                            $    --   $ 18,360  $ 28,034      $  18,360            $(9,674)


    Arrowhead Trust      Short-term investments
    Incorporated**

                                                           $ 18,582  $     --    $ 18,582           $ 18,582        $   --
                                                           $     --  $ 17,280    $ 17,280           $ 17,280        $   --





* Transactions in excess of five percent of the current value of the Plan's assets as of January 1, 2003 as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

**       Party-In-Interest


                                                               INDEX TO EXHIBITS

Exhibit                                                                                    Incorporating Reference
Number                Description                                                          (If Applicable)
------                -----------                                                          ---------------

23.1                  Consent of Registered Public Accounting Firm
